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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 4)


                             POGO PRODUCING COMPANY

                                (Name of Issuer)

COMMON STOCK, PAR VALUE $1 PER SHARE                    730448-10-7
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  (Title of class of securities)                      (CUSIP number)

                            FREDERICK A. KLINGENSTEIN
                       KLINGENSTEIN, FIELDS & CO., L.L.C.
                               787 SEVENTH AVENUE
                          NEW YORK, NEW YORK 10019-6016
                                 (212) 492-7000
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            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 APRIL 23, 2002
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].





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           This Amendment No. 4 amends the Schedule 13D dated December 23, 1986, as amended, and is filed by Frederick A. Klingenstein and John Klingenstein.

           On April 23, 2002, Frederick A. Klingenstein ceased to be a director of Pogo Producing Company, a Delaware corporation (the "Issuer") and, accordingly, is no longer in a position to influence the management of the Issuer.

           Neither Frederick A. Klingenstein nor John Klingenstein acquired shares of common stock, par value $1 per share ("Common Stock"), of the Issuer, or hold shares of Common Stock for the purpose of or with the effect of changing or influencing the control of the Issuer and such shares were not held in connection with or as a participant in any transaction having that purpose or effect. Consequently, while Messrs. Frederick A. Klingenstein and John Klingenstein continue to own shares of Common Stock, each is ceasing to report their respective ownership on Schedule 13D. Their ownership of shares of Common Stock has been and will continue to be included in Schedule 13G amendments filed with the Securities and Exchange Commission by Klingenstein, Fields & Co., L.L.C., a registered investment adviser ("Klingenstein Fields"), in respect of shares of Common Stock over which Klingenstein Fields has investment discretion.









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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2003



                                                   /s/ Frederick A. Klingenstein
                                                   -----------------------------
                                                   Frederick A. Klingenstein





                                                    /s/ John Klingenstein
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                                                   John Klingenstein









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